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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1996



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8




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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $16,332

COST OF OPERATION                                           15,984

OPERATING INCOME                                               348

NONOPERATING INCOME                                             41

INCOME BEFORE INTEREST CHARGES                                 389

INTEREST CHARGES - to Parent Company                             3

INCOME BEFORE FEDERAL INCOME TAXES                             386

FEDERAL INCOME TAXES                                            45

NET INCOME                                                 $   341



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                              $  927

NET INCOME                                                     341

BALANCE AT END OF PERIOD                                    $1,268


The common stock of the Company is wholly owned by Ohio Power Company.

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1996
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $60,058
  Construction Work in Progress                                 189
         Total Mining Plant                                  60,247
  Accumulated Depreciation and Amortization                  30,854

         NET MINING PLANT                                    29,393

CURRENT ASSETS:
  Cash and Cash Equivalents                                   3,937
  Accounts Receivable:
    General                                                   3,847
    Affiliated Companies                                      4,465
  Coal                                                           18
  Materials and Supplies                                      3,947
  Other                                                         266

         TOTAL CURRENT ASSETS                                16,480

REGULATORY ASSETS                                               784

DEFERRED INCOME TAXES                                           581

DEFERRED CHARGES                                                391

           TOTAL                                            $47,629


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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        December 31,
                                                            1996
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $100:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $   406
  Paid-in Capital                                           10,470
  Retained Earnings                                          1,268

         TOTAL SHAREHOLDER'S EQUITY                         12,144

LONG-TERM DEBT:
  Finance Obligations                                        7,710
  Advances from Parent Company                                 225

         TOTAL LONG-TERM DEBT                                7,935

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           1,459
  Operating Reserves                                        14,630

         TOTAL OTHER NONCURRENT LIABILITIES                 16,089

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  1,587
    Affiliated Companies                                       690
  Taxes Accrued                                                165
  Accrued Vacation Pay                                         767
  Workers' Compensation Claims                               2,959
  Obligations Under Capital Leases                             848
  Other                                                        645

         TOTAL CURRENT LIABILITIES                           8,231

REGULATORY LIABILITIES                                       3,230

           TOTAL                                           $47,629


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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1996

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.



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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1996
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $    406
            Paid-in Capital (excluding item D)                                                              8,353
            Excess of Acquisition Cost Over Net Book Value                                                    172
                                                                                                            8,931
       B. Rate of Return Allowable per HCAR No. 22179:
            12.04% per annum, 3.01% per quarter (a)                                                         .0301

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $    269
            2. Year-to-Date                                                                              $  1,075

       D. Equity Investment for the month of December 1982                                               $  2,117

       E. Rate of Return Allowable per HCAR No. 22179:
            13.58% per annum, 3.395% per quarter                                                           .03395

       F. Earnings Allowable: (re investment in item D)
            1. Current Quarter                                                                           $     72
            2. Year-to-Date                                                                              $    288

       G. Total Earnings Allowable:
            1. Current Quarter (C.1. + F.1.)                                                             $    341
            2. Year-to-Date (C.2. + F.2.)                                                                $  1,363

       H. Net Income per Statement of Income                                                             $    341
            Add: Interest Charges                                                                               3
            Less: Nonoperating Income                                                                          41

       I. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    303
            2. Year-to-Date                                                                              $  1,284

 II. Coal Billing Calculation:
       A. Total Operating Expenses (b)                                                                   $ 16,029

       B. Add: Cost-of-Capital Billing Adder as Applied per I. 1. of Section I                                303

       C. Cost Applicable to Current Quarter Coal Billings                                                 16,332
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    4,971
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 11,361

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                 65,824

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                          $172.60

(a)    HCAR No. 22179 pertains to only a portion of the equity investment ($7,497,000), however, the approved rate is being applied to Ohio Power Company's full equity investment, excluding retained earnings.
(b)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
/TABLE
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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1996


                                                       (in thousands)

Direct Labor-UMW*                                          $   526
Indirect Labor-UMW*                                          1,564
Benefits-UMW*                                                1,225
Salaries and Benefits-Nonunion                               1,250
Operating Supplies                                             809
Repair Parts and Materials                                   2,751
Electricity and Other Utilities                                460
Outside Services-Maintenance, Haulage and Reclamation        1,417
Taxes Other Than Federal Income Taxes**                      1,232
Rental of Equipment                                            796
Depreciation, Depletion and Amortization                     1,009
Royalties                                                      426
Reclamation                                                    617
Mining Cost Normalization***                                   233
Other Production Costs                                         865

Subtotal                                                    15,180

Transfers of Production Costs (to)/from Coal Inventory         804

          Total                                            $15,984

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                            December 31, 1996
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   634    $  -       $   634

Mining Structures and Equipment       47,839     25,631     22,208

Coal Interests (net of depletion)      1,544       -         1,544

Mine Development Costs                10,041      5,223      4,818

    Total Mining Plant
      in Service                     $60,058    $30,854    $29,204
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                         WINDSOR COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 1997*


Description                                            Budgeted Amount
                                                        (in thousands)



Not Applicable                                              NONE












































* This budget does not include any possible lease transactions.